Via Facsimile and U.S. Mail
Mail Stop 6010

May 6, 2009

Mr. Paul Herendeen
Executive Vice President and Chief Financial Officer
Warner Chilcott Limited
Gibbons Building
10 Queen Street, Suite 109 – First Floor
Hamilton HM11, Bermuda

Re: Warner Chilcott Limited
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy on Schedule 14A filed April 8, 2008
File No. 001-33039

Dear Mr. Herendeen:

       We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 1

Mr. Paul Herendeen
Warner Chilcott Limited
May 6, 2009
Page 2

1. You disclose that you entered into a settlement and license agreement with
    Watson Pharmaceuticals to resolve patent litigation relating to LOESTRIN 24 FE.
    Given the significance of LOESTRIN 24 FE to your revenues, it appears that this
    agreement may be material. Please file the agreement as an exhibit and describe
    the material terms or provide us with an analysis supporting your determination
    that you are not substantially dependent on the agreement.

2. We note that Doryx is manufactured by a third party manufacturer. Please file the
    manufacturing agreement with Mayne and describe the material terms of the
    agreement or provide us with an analysis supporting your determination that you
    are not substantially dependent on the agreement. Additionally, describe the
    material terms of your manufacturing agreement with LEO Pharma relating to
    supply of DOVONEX and TACLONEX.

Financial Statements

Note 15 - Income Taxes, page F-28

3. Please reconcile the valuation allowances disclosed in the table on page F-29 to
    the amounts disclosed in the second paragraph below the table.

4. You disclose that you intend to continue to reinvest accumulated earnings of your
    subsidiaries for the foreseeable future. Please revise your disclosure to provide
    the information required by paragraph 44 of SFAS 109.

5. Please revise your disclosure to discuss the reasons underlying the significant
    decrease in your unrecognized tax benefits relating to settlements with taxing
    authorities. Clarify whether this settlement is related to the Advanced Pricing
    Agreement with the IRS, and explain why you believe that the recognition of the
    unrecognized tax benefits in prior years, as well as the adjustment recorded in the
    current year, was appropriate. Also, please disclose the amount of this adjustment
    that impacted the effective tax rate, and clarify how this impact is reflected in the
    reconciliation between the U.S. statutory rate and your effective tax rate.

Schedule 14A

Compensation Discussion and Analysis, page 5

6. You state on page 5 that your Compensation Committee makes compensation
    decisions after reviewing the Company's performance and evaluating each senior
    executive's performance against stated goals, core competencies and feedback
    from colleagues. On page 6 you state that the Compensation Committee reviews
    and establishes annual goals and objectives relevant to the compensation of the

CEO and the CEO submits the goals he has established for the other Named Executive Officers to the Compensation Committee. Additionally, on page 6 you state that the compensation determinations are based on each Named Executive Officer's performance against stated goals and objectives. Please revise your disclosure to identify the specific goals and objectives that were identified for each Named Executive Officer and discuss the extent to which these goals were or were not accomplished. Please note the list of factors that may be included in the goals and objectives is not sufficiently specific. Your disclosure should identify the identified goals and objectives. Additionally, to the extent that any of the goals and objectives were more specifically defined or quantified, your disclosure should also be specific and quantified. For example, quantify the key financial measurement goals, describe the specific operational goals, identifying products that you were trying to in-license.

7. Please also describe how the achievement of the established goals was used to determine each Named Executive Officer's incentive cash bonuses and long-term equity incentives.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Christine Allen, Staff Accountant, at (202) 551- 3652 or Carlton Tartar, Branch Chief, at (202) 551-3387 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Suzanne Hayes, Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant